UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34071

LIBERTY LANE ACQUISITION CORP.
(Exact name of registrant as specified in its charter) One Liberty Lane Hampton, New Hampshire 03842 (603) 929-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock and one-half of one Warrant
Common Stock, par value $0.001 per share
Warrants, exercisable for one share of Common Stock at an exercise price of $7.50 per share

(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units	-	None
Common Stock, par value $1.00 per share	-	4
Warrants	-	None

Pursuant to the requirements of the Securities Exchange Act of 1934, Liberty Lane Acquisition Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2008	By:	/s/ Kevin P. Clark
	Name:	Kevin P. Clark
	Title:	Vice President

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.